July 20, 2020

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell and Joe McCann

Re:	iTeos Therapeutics, Inc.
Registration Statement on Form S-1
Filed June 24, 2020
File No. 333-239415

Dear Mr. Campbell and Mr. McCann:

This letter is submitted on behalf of iTeos Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, filed on June 24, 2020 (the “Registration Statement”), as set forth in the Staff’s letter, dated July 8, 2020, addressed to Michel Detheux (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter. The page reference in the description of the Staff’s comment refers to the Registration Statement, and the page reference in the response refers to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The response provided herein is based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Registration Statement on Form S-1 filed June 24, 2020

Prospectus Summary

EOS-850, our A2AR antagonist for cancer immunotherapy, page 4

1.

We note your response to prior comment 2 and revised disclosures on page 127. We further note your disclosures on pages 2 and 4 of the Summary regarding the preliminary results from your ongoing Phase 1/2a clinical trial of EOS-850 and preliminary evidence of clinical benefit. Please balance these Summary disclosures to clarify, if true, that this portion of the trial is exploratory and that your claims are not supported by statistically significant trial results.

United States Securities and Exchange Commission

July 20, 2020

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 4 of Amendment No. 1 in response to the Staff’s comment.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1955.

Sincerely,

/s/ Danielle Lauzon
Danielle Lauzon, Esq.

cc:	Michel Detheux, iTeos Therapeutics, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Stephanie A. Richards, Esq., Goodwin Procter LLP

Divakar Gupta, Cooley LLP

Richard Segal, Cooley LLP

Brent B. Siler, Cooley LLP

Madison A. Jones, Cooley LLP